

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2014

Via e-mail
Mark Irion
Chief Financial Officer
Neff Corporation
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

> **Re:** **Neff Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 14, 2014**
> **File No. 333-198559**

Dear Mr. Irion:

We have reviewed your amendment to the registration statement and have the following comments.

Prospectus Summary, page 1

Tax Receivable Agreement, page 14

1.   We note your revised disclosure in subparagraph (ii). Further revise your disclosure to either briefly explain the principles of Section 704(c) of the Internal Revenue Code or cross reference a section in the filing where this disclosure is found.

Summary Historical and Pro Forma Consolidated Financial Data, page 16

2.   We note the additional disclosures you included in response to comment 12 in our letter dated September 30, 2014. It is unclear how your presentation of EBITDA and Adjusted EBITDA provide investors with information about your ability to comply with debt covenants, as they are not the same measures used in your Credit Agreements. Further, the statements that these two measures provide investors with information about your ability to meet your obligations and your liquidity management imply that you are presenting these two non-GAAP measures for liquidity purposes in addition to performance purposes. Please include a reconciliation of both non-GAAP measures from operating cash flows prepared in accordance with US GAAP, or remove the references that imply the two non-GAAP measures are liquidity measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Company Structure and Effects of the Organizational Transactions, page 64

3. Please expand the cross reference on page 67 for the Tax Receivable Agreement to clarify that the referenced section includes a discussion of the range of aggregated payments to be made, the timing of the payments, and how you intend to fund the payments. Otherwise, please expand your disclosure in MD&A to provide this specific information that will have a material impact on your liquidity and financial condition.

Results of Operations, page 66

4. Please quantify the impact each of the factors disclosed for the analysis of SG&A for the interim periods.

5. As previously requested in comment 26 in our letter dated September 30, 2014, please quantify the impact changes in rental rates and amount of equipment available for rent (i.e., volume) had on the change in rental revenues for the annual periods' analysis.

Liquidity and Capital Resources, page 72

6. We note your response to comment 30 in our letter dated September 30, 2014. Item 303(a)(1) of Regulation S-K states, "[i]f a material deficiency is identified, indicate the course of action that the registrant has taken or proposes to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets." As of June 30, 2014, you have a working capital deficit of $343.7 million. On page 77, you note that the financial covenants in the Revolving Credit Facility allow you to borrow up to $53.6 million. This amount is not sufficient to cover the working capital deficit. Further, we note that you expect net capital expenditures to be in the range of $125 million for fiscal year 2014. Finally, we note that you intend to make a cash transaction bonus to employees, dependent on the amount of net offering proceeds. Instruction 5 to Item 303(a) of Regulation S-K also states, "[l]iquidity generally shall be discussed on both a long-term and short-term basis." Section 501.13 of the Financial Reporting Codification expands upon these requirements and states, "[i]n determining required or appropriate disclosure, companies should evaluate separately their ability to meet upcoming cash requirements over both the short and long term. Merely stating that a company has adequate resources to meet its short-term and/or long-term cash requirements is insufficient unless no additional more detailed or nuanced information is material. In particular, such a statement would be insufficient if there are any known material trends or uncertainties related to cash flow, capital resources, capital requirements, or liquidity." Based on your working capital deficit, current borrowing availability and anticipated short-term cash payments, we continue to request that you expand your disclosures to provide investors

with a robust discussion and analysis of your sources and uses of cash in the short-term (i.e., in the next 12 months) and in the long-term, which should include a quantified summary of your sources of cash and your uses of cash both for the short-term and long-term in a tabular format. This presentation should be supplemented with a discussion of potential unexpected sources and uses of cash. Finally, you should explain to investors what the impact would be if you are unable to meet your debt obligations and/or other cash flow obligations through operating cash flows, available credit, and/or new financing and are in default of your obligations.

Critical Accounting Policies and Estimates, page 76

Goodwill and Intangibles with Indefinite Useful Lives, page 77

7.   We note your response to comment 32 in our letter dated September 30, 2014. As previously requested, please disclose that the estimated fair value of your reporting unit is substantially in excess of its carrying value. Otherwise, please provide the additional disclosures for the testing of the reporting unit, which do not require you to have completed step two.

Audit Committee, page 100

8.   You state here that the board has affirmatively determined that Mr. Deignan met the definition of "independent director" for purposes of serving on the audit committee under Rule 10A-3. However, on page 99 you state that the board has determined that Mr. Deignan is not independent for purposes of Rule 10A-3 and your audit committee. Please advise or revise accordingly.

Executive Compensation, page 101

Annual Cash Incentive Compensation, page 104

9.   We note your revised disclosure in response to comment 40 in our letter dated September 30, 2014. Please confirm that Mr. Hood's annual cash incentive bonus was not subject to KPOs.

Certain Relationships and Related Party Transactions, page 117

Tax Receivable Agreement, page 117

10.   We note your response to comment 13 in our letter dated September 30, 2014. Please expand your disclosure to include how an early termination of the tax receivable agreement may be elected.

<u>Common Unit Redemption Right, page 122</u>

11.   We note your revised disclosure that you may not compel any member to tender their common units for redemption or to directly exchange such common units with cash or shares of the company's Class A common stock. Given your obligation to maintain a 1-to-1 ratio between the number of common units owned by you and the number of shares of Class A common stock outstanding, please expand your disclosure to explain the mechanisms available to you to ensure compliance with the ratio requirements in light of your inability to compel a tender or a direct exchange.

<u>Maintenance of One-to-One Ratio between Shares of Class A Common Stock and … page 122</u>

12.   Please confirm that the ratio requirement disregards the number of common units held by Wayzata.

<u>Pro Forma Consolidated Statements of Operations, page F-6</u>

13.   Please address comment 50 in our letter dated September 30, 2014, to your interim financial statements (i.e., revise the line item net income/loss per share, to include pro forma in the title).

<u>Note 1 – Basis of Presentation, page F-21</u>

<u>Rental Equipment, page F-22</u>

14.   We note your response to comment 51 in our letter dated September 30, 2014, and it remains unclear how you determined a more disaggregated presentation of rental equipment should not be presented. As previously noted, your disclosure on page 2 indicates that your rental equipment falls within earthmoving, material handling, aerial, and other categories. As previously request, please provide the disclosures required by ASC 360-10-50-1 for each of these categories. Otherwise, please provide us with a comprehensive explanation as to why you believe this disclosure is not required for your specific facts and circumstances.

<u>Exhibit Index, page II-5</u>

15.   We note that Exhibits 10.5 and 10.7 are missing their respective exhibits and schedules. Please file complete copies of these agreements with your next amendment.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Kirk A. Davenport II (*via e-mail*)
        Latham & Waktins LLP